Exhibit 99.1

AMTD IDEA Group to Inject US$500 Million Worth of Global Portfolio of Premium Real Estate Assets Located in Major Cities into AMTD Digital Inc.

August 16, 2022 06:37 AM Eastern Daylight Time

NEW YORK & SINGAPORE & HONG KONG—(BUSINESS WIRE)— AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”) and a leading platform for comprehensive financial services and digital solutions, and AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group and a comprehensive one-stop digital solutions platforms in Asia, jointly announced that AMTD IDEA Group had entered into certain agreements (the “AMTD Assets Agreements”) with AMTD Group and AMTD Digital. Pursuant to the terms of the AMTD Assets Agreements:

1.

AMTD Group will inject into AMTD IDEA Group 100% of the equity interest in AMTD Assets Group (“AMTD Assets”), which represents the letter “A” of AMTD Group’s “IDEA” strategy, and holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million. After deducting the outstanding liabilities associated with the properties, the net purchase consideration amounted to US$268 million, which will be settled by the issuance of 30,875,576 newly issued Class B ordinary shares of AMTD IDEA Group at US$8.68 per share (equivalent to a value of US$8.68 per American depositary share of AMTD IDEA Group at a conversion ratio of each American depositary share of AMTD IDEA Group representing one ordinary share of AMTD IDEA Group), and

2.

Following the completion of the above transaction, AMTD IDEA Group will inject AMTD Assets into AMTD Digital at the same valuation in return for 515,385 newly issued Class B ordinary shares of AMTD Digital at US$520 per share (equivalent to a value of US$208 per American depositary share of AMTD Digital at a conversion ratio of every five American depositary shares of AMTD Digital representing two ordinary shares of AMTD Digital).

The transactions contemplated under each of the AMTD Assets Agreements are subject to certain closing conditions and are expected to close in September 2022. Upon the completion of the foregoing transactions, AMTD Digital will own 100% of the equity interest in AMTD Assets, and AMTD IDEA Group will further increase its ownership interest in AMTD Digital to 87.64% of and continue to consolidate AMTD Digital.

AMTD Assets is the real estate arm of AMTD Group, focusing on and specialising in hospitality and lifestyle concepts globally. AMTD Assets offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, property rental, food and beverage, and club membership services across major cities.

The Board of Directors and Audit Committees of each of AMTD IDEA Group and AMTD Digital have unanimously approved the AMTD Assets Agreements to which it is a party, and the transactions contemplated thereunder.

In addition, AMTD IDEA Group and AMTD Digital understand that in the next two years, (i) AMTD Group, Dr. Calvin Choi, the founder and chairman of AMTD Group (together with his holding company Infinity Power Investments Limited), and the executive officers of AMTD IDEA Group have undertaken that they will not sell any shares they own in AMTD IDEA Group in the open market, and (ii) AMTD Group, Dr. Calvin Choi (together with his holding company Infinity Power Investments Limited), AMTD IDEA Group and the executive officers of AMTD Digital have also undertaken that they will not sell any shares they own in AMTD Digital in the open market.

Dr. Feridun Hamdullahpur, Chairman of the Board of Directors of AMTD IDEA Group, stated that, “The injection of such premium properties into AMTD Digital provides a solid foundation to support the future innovations and continuous growth of AMTD Digital in a new era. The premium assets portfolio also serves as the community pivot for our clients, business partners and ecosystem members. Furthermore, it provides a bridge to the Entertainment and Lifestyle District that we are building in the Metaverse establishing our presence as “AMTD SpiderNet World”. It is exciting to recognize that this will become one of the best and most promising Metaverse, including but not limited to the well-known “The Sandbox” through the opening of AMTD x L’Officiel land, which will become the Metaverse headquarters for entertainment and creative content attached to our creative production and entertainment business segment of the AMTD Digital Media & Entertainment Group.

I should further emphasize the trust and confidence in the long-term vision and strategy of AMTD IDEA Group and AMTD Digital. The voluntary two-year lock-up undertaking is a strong demonstration of the key shareholders’ commitment to the long-term development of the two listed companies.”

Dr. Timothy Tong, Chairman of the Board of the Directors of AMTD Digital, indicated: “We are committed to promoting contemporary art and cultural activities, producing international top-tier films and digital music contents, and generating supreme connectivity amongst local communities linking them with our Entertainment and Lifestyle District in the Metaverse and physical hotels in our premium assets portfolio: Dao by Dorsett AMTD Singapore, iclub AMTD Sheung Wan in Hong Kong, and AMTD Versante in Canada. Our one-stop digital solutions platform will embrace and provide a meaningful, impactful platform combining lifestyle, social issues and fashion trends of Generation Z and beyond.”

Mr. Mark Lo, CEO of AMTD Digital, mentioned, “Our platform aims to extend our capability to allow for tokenizing of real estate assets utilizing blockchain technology. We intend to provide clients with direct access to real estate investments by removing intermediaries, reducing cost of transactions, and stepping up the efficiency of overall processes. We are committed to building innovative approaches in traditional sectors through digital tools and technologies.”

Hotel Brand	iclub AMTD Sheung Wan	Dao by Dorsett AMTD Singapore	AMTD Versante

Location	Sheung Wan, Hong Kong SAR	Shenton Way, Singapore	Vancouver, Canada

Guestrooms & Suites	98	268	100

Storey	32	26	14

(Dao by Dorsett AMTD Singapore)

(Dao by Dorsett AMTD Singapore)

(iclub AMTD Sheung Wan)

(iclub AMTD Sheung Wan)

(AMTD Versante Hotel)

(AMTD Versante Hotel)

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB), represents a premier Asian financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique ecosystem — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For AMTD IDEA Group’s announcements, please visit https://ir.amtdinc.com/news.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About AMTD Assets Group

AMTD Assets Group is the real estate arm of AMTD Group, focusing and specialising in hospitality and lifestyle concepts globally. AMTD Assets Group offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, property rental, food and beverage, and club membership services across major cities globally.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and neither AMTD IDEA Group nor AMTD Digital Inc. undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

TEL: +852 3163-3298

EMAIL: ir@amtdigital.com